

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Roy Halyama
Chief Financial Officer
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, Virginia 22314

Re: Burke & Herbert Financial Services Corp.
     Amendment 2 to Registration Statement on Form 10
     Filed on April 20, 2023
     File No. 001-41633

Dear Roy Halyama:

We have reviewed your filing and have the following comment.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

Amendment No. 2 to Form 10-12B filed April 20, 2023

General

1.   We note that Section 6 of Article IX of your bylaws identifies the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction to hear such action, the Circuit Court of the City of Alexandria, Virginia as the sole and exclusive forum for certain litigation, including any "derivative action." Please revise to clearly describe the provision in Item 11 and Risk Factors as appropriate. Disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would

enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance